Filed by Rudolph Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject company:  August Technology Corporation
Commission File No. 000-30637

Rudolph Technologies Fourth Quarter Earnings February 7, 2005 4:45 p.m. EST

OPERATOR: Good afternoon, ladies and gentlemen, and welcome to the Rudolph Technologies fourth quarter earnings conference call.

At this time, all participants have been placed on a listen-only mode, and the floor will be open for your questions following the presentation.

It is now my pleasure to introduce your host, Mr. Kirin Smith with Financial Dynamics. Sir, the floor is yours.

KIRIN SMITH, INVESTOR RELATIONS, FINANCIAL DYNAMICS: Thank you, and good afternoon, everyone.

Rudolph issued its fourth quarter and full year 2004 earnings release this afternoon, shortly after the close. If you have not received the copy of the release, please call my office at 212-850-5686, and a copy will be faxed or e-mailed to you.

Joining us on the call today are Paul McLaughlin, Chairman and Chief Executive Officer, and Steven Roth, Chief Financial Officer, and Nathan Little, Executive Vice President.

As is always the case, I need to remind you of the Safe Harbor regulations. Any matters today that are not historical facts, particularly comments regarding the company's future plans, objectives, forecasts and expected performance, consist of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Such estimates, whether express or implied, are being made based upon currently available information and the company's best judgment at this time. Within these is a wide range of assumptions that the company believes to be reasonable. However, it must be recognized that the statements are subject to a range of uncertainty that can cause the actual results to vary materially. Thus, the company cautions that these statements are no guarantees of future performance. Risk factors that may impact Rudolph's results are described in the company's latest Form 10-K, as well as other periodic filings with the SEC.

Rudolph Technologies does not update forward-looking statements and expressly disclaims any obligation to do so.

I will now turn the call over to Paul McLaughlin. Paul, please go ahead.

PAUL MCLAUGHLIN, CHAIRMAN & CEO, RUDOLPH TECHNOLOGIES, INC.: Thank you, Kirin. Good afternoon, everyone, and thank you for joining us.

On today's call, I'm going to discuss our fourth quarter and full-year results, followed by an update on our merger offer for August Technology.

I'm happy to report that 2004 was an excellent year for Rudolph, one in which our stated vision and commitment to planned, profitable growth was clearly evident.

I was very concerned when August fell off in October-November. But as the quarter closed, orders started to pick up again, and that has continued into the first month of 2005.

This has reaffirmed our belief that 2005 will be a better year than many of the prognosticators are forecasting - at least better for those companies like Rudolph, with leading positions in the process control segment of the semiconductor capital equipment market.

Today, Rudolph Technologies reported an increase in revenues to $23.1 million for the fourth quarter, which is a six percent sequential increase and a 45 percent year-over-year increase. We reported earnings per share of 12 cents for the quarter compared to 11 cents per share, excluding a litigation gain of two cents for the 2004 third quarter, and five cents per share in the year-ago period.

Both revenues and earnings were slightly above our guidance. Q4 was our sixth straight quarter of increasing revenues.

For the full year 2004, revenue grew 44 percent, gross profit rose 56 percent, operating profit improved 16-fold, net income increased 281 percent and earnings per share increased 264 percent. So, all in all, I would characterize this past year as one of excellent execution on our vision of planned, profitable growth.

We are especially proud of our ability to manage the bottom line by remaining profitable regardless of where we are in the cycle. And the company's cash balance remains extremely strong, with over $76 million at the end of the fourth quarter.

We continue to strengthen our customer base by providing leading edge tools and services in each of our chosen metrology and inspection niches. We have deep relationships with several of the larger IDMs and foundries. And we are working with them to develop new tools that meet their long-term technology roadmap.

By distinguishing our ourselves technically in each of our chosen niches, we believe we can drive cash flow and profit, such that we can look to deliver mid-20 percent operating profit margins to our shareholders when the industry cycle is approaching peak. This, in my judgment, would then meet our other goal of further enhancing the desirability of Rudolph as a stock investment.

Sales of the MetaPULSE II remain strong, particularly among larger manufacturers of 130 and 90 nanometer copper processes and among developers of 65 nanometer processes, all of whom are introducing new, low-k materials into their manufacturing.

Our metals business, both aluminum and copper, grew more than 100 percent in 2004, accounting for nearly 64 percent of overall tool business, despite the fact that we believe copper metallization is currently the metallization of choice on approximately 10 percent of the wafer stocks.

I am particularly pleased to note the breadth of our MetaPULSE business, as our revenues grow 160 percent in the international marketplace, primarily Asia. This is a very good sign for Rudolph, as we expect to be a major beneficiary of a forecasted ramp in copper.

And, as I mentioned in our press release today, we are beginning to see what some of the major - see that some of the major memory manufacturers are planning to adopt copper for advanced memory devices sooner than originally planned.

This is a very positive sign, as I believe, this may be the catalyst that helps ignite the expected ramp in the use of copper. I believe it is not a question of if copper will dominate the device-manufacturing world, but rather, the question is when.

As more and more of the yield problems are solved for copper processing, the convincing economics of copper for device manufactures will, in my judgment, accelerate this ramp.

We continue to win competitive business at the engineering level, in macro-defect, transparent and opaques in film applications. As of December 31st, we had booked business with 33 different customers, who were in various stages of evaluating our next generation, 300 millimeter tools. Approximately 75 percent of our fourth quarter revenue came from 300 millimeter tools.

During the fourth quarter, international sales accounted for approximately 67 percent of revenue, and domestic sales represented the balance of 33 percent.

Our macro-defect inspection business has begun to see the customer response that we had anticipated when we purchased ISOA two years ago. The full suite of new wafer view team products, we introduced at Semicom West last summer, including three new standalone tools, each with application leading customer benefits, our new IMART ADI (ph) integrated modules, and our latest version of our lab proven yield boost server, give Rudolph a truly differentiated position in the marketplace.

Over the past few months, we announced major wins for our (wafer view) tools in the (lethargray bay) at the front end of the fabs, and (bump) applications in the back end of the fab. We will speak more to this excitement in the macro feedback inspection market, when we return to discuss the current status of our merger of August Technology.

With that, I will now let Steve provide more details on Rudolph's performance during the 2004 fourth quarter, and for the full year. Steve.

STEVE ROTH, CHIEF FINANCIAL OFFICER: Thanks, Paul. Good afternoon everyone. We are very pleased at Rudolph's results this quarter, as we exceed our guidance on both the top and bottom line. Additionally, we are already beginning to see the benefits of the significant investments we made throughout 2004 in both R&D and our infrastructure in our order book.

Fourth quarter gross margin was 47 percent compared to 48 percent in the 2004 third quarter, and 44 percent in the 2003 fourth quarter. As previously anticipated, the sequential gross margin decrease reflect our investment in the direct sales and support operations in Japan. Compared to the year ago quarter, gross margin increased over 300 basis points. The year-over-year increase in gross margin is primarily due to an increase in meta tool revenue which typically has higher margins. As Paul has mentioned, our MetaPULSE product line sales increased over 100 percent for the full year. Within this increase, our copper MetaPULSE tools increased approximately 140 percent. In addition, gross margin increase due to the leverage generated by a fixed manufacturing customer service cost, representing a smaller portion of the overall cost of goods sold.

Beginning last October first, Rudolph entered in to a transition from distributor to our long-term - long-timer partner, Tokyo Electron, to Rudolph direct sales and service in Japan. As I mentioned on our last conference, our investment in our Japanese - our Japan operations would initially put some pressure on our gross margin, since we record the customer service portion of these costs above the line. The start up of our Japan operations has moved very quickly, including the bookings of their first new tool earlier this year. We believe the short term margin hit is worth the long-term gain of operating direct in Japan. As such, we currently expect gross margin in the first quarter of 2005 to continue to be approximately 47 percent.

Research and development expenses for the fourth quarter totaled 3.6 million, compared to 3.9 million in the third quarter of 2004, at 3.6 million in the year ago period. As a percentage of revenue, R&D was 16 percent compared to 18 percent last quarter, and 23 percent in the same quarter last year. Total research and development expenses increased 2.5 million for the full year. The year-over-year increase is primarily due to increased headcount and compensation costs, and the project costs associated with our new product releases in 2004. The company continues to maintain its commitment to investing in new product development and enhancements to our existing products, as we continue to offer best of breed solutions in our chosen metrology and inspection niches.

We anticipate our research and development expenses will be a similar amount in absolute dollars in the first quarter of 2005. Selling, general and administrative expenses for the fourth quarter totaled 4.4 million compared to 3.9 million in the third quarter of 2004, and 2.6 million in the prior year period. As a percentage of revenue SG&A was 19 percent in the 2004 fourth quarter, 18 percent last quarter, and 16 percent in the prior year period.

The year-over-year increase in absolute dollars is primarily due to the expansion of our direct sales and support operations in Japan mentioned earlier, increased compensation costs, increased sales and administrative costs at our branch offices, and an increase in costs associated with Sarbanes-Oxley section 404 reporting compliance. Interest income and other in the fourth quarter totaled 376,000 compared to 923,000 in the third quarter of 2004, and 278,000 in the prior year period. The unusually high number in the third quarter of 2004 is due to the gain from the litigation settlement of 300 - of 503,000.

Our provision for income taxes was 2.9 million for the year, with an effective tax rate of 30 percent. For 2003, our tax provisions totaled 298,000 with an effective rate of 14 percent. The increased tax provision is due to higher pre tax income, and evaluation allowance established for our European subsidiary, offset by higher research tax credits.

Fourth quarter net income exceeded our guidance and totaled 2.1 million or 12 cents per diluted share, compared to net income of 2.2 million or 13 cents per diluted share in the 2004 third quarter. The third quarter net income included two cents per share from the gain on the litigation settlement. Our 2003 fourth quarter net income was 844,000 or five cents per diluted share.

Looking at the balance sheet as Paul mentioned, our cash and marketable securities at the end of the fourth quarter totaled $76.7 million. Our strong cash position allows us to continue to execute on our strategy and enhance our growth prospects. Working capital remained strong, and was 120.1 million at the end of the fourth quarter. Capital expenditures for the full year of 2004 were approximately 2.7 million. And our deprecation expense for the fourth quarter was approximately 400,000.

At this point, I'd like to turn the call back to Paul to discuss our 2005 first quarter outlook, Paul.

PAUL MCLAUGHLIN: Thank you, Steve. Now let me give you guidance. The company is currently anticipating revenue for the first quarter, ending March 31st, 2005 to be flat compared to that of the 2004 fourth quarter revenue of 23.1 million. The company is forecasting earnings per share of 10 cents to 12 cents per diluted share for the 2005 first quarter, excluding any cost related to the company's merger offer for August Technology.

Although we typically do not provide full year guidance, I want to share with you signs that do allow me to provide some qualitative comments. We believe that capital spending will be stronger in the second half of the year. And we are increasingly confident that Rudolph's customers will move forward with their expansion plans. In fact, two of the top three Rudolph customers have announced significantly higher spending plan. And both of them have a history of meeting their spending plans.

Therefore, we believe the year will be back end loaded, similar to the patent experience in the latter part of 2003, but this time, driven by leading edge processing at 300 millimeter rather than capacity expansion at 200 millimeter. This combination is very good for Rudolph. I believe the slope of the growth curve for semiconductor equipment manufacturers in the second half of 2005 could be steeper than people would expect particularly for companies like Rudolph that participate in the fast growing process control segment of the industry.

According to some industry analysts, metrology and inspection tools are expected to take an increasing percentage of a new fabs capital budget going from around 10 percent in the year 2000, to up to 15 percent in 2005 at leading edge fab. This too is good for Rudolph as we continue to gain traction from the new products we introduced at Semicon West last summer. The bottom line is, while I see the first half of 2005 as moving sideways, plus or minus, a little, I believe the second half will disproportionately rob (ph) those with new products and good execution.

Now I would like to devote the remainder of our prepared comments to updating our shareholders on the status of our merger offer for August Technology that we initiated 12 days ago. As a starting point, let me turn it over to Steve to review the terms of our offer. Steve.

STEVE ROTH: As you know, on January 27th, we made a proposal to enter into a merger agreement with August Technologies. Under the terms of our offer, each August shareholder will receive the value of $2.16 per share in cash, and 0.4995 a share in Rudolph common stock. Included in our offer was an option for each August shareholder to elect to receive all cash, all stock or a combination of cash and stock subject to pro ration based on the total cash consideration of $40 million that we put in to the offer, and the shares available in the merger.

Unlike the negative premium that was offered by Nanometrics (ph) our proposal would provide August shareholders with a significant premium. In fact, on the day we made our offer, the aggregate purchase price for August was over 190 million or $10.50 per share. Over the last week in meetings and discussions with investors, we have received overwhelming positive response to our offer. Those investors quickly realized the compelling, strategic benefit and cost synergies that will result from a Rudolph August merger.

Nathan, why don't you walk us through some of the strategic benefits that we see.

NATHAN LITTLE, SENIOR VICE PRESIDENT, OPERATIONS: Thanks, Steve. Combining these companies will provide significant opportunities for us to leverage our technical applications, sales, and support infrastructures. Macro defect inspection is a young and vibrant market. Compounded annual growth rates are running in excess of 30 percent according to some recent estimates. This is a wonderful opportunity to achieve an effective critical mass for technological innovation. Rather than having duplicative engineering efforts, imagine being able to use the combined engineering resources of both companies to push forward the leading edge of macro defect inspection.

Achieving an effective critical mass, however, requires more than just combining the engineers from two companies. Both Rudolph, and August have engineers that already have experience in working with the challenges of doing macro defect inspection, front side inspection, back side inspection, edge inspection. Together, we can leverage that combined experience in to finding better solutions more quickly for our customers.

In addition to engineering experience, applications experienced in macro defect inspection is particular important for our customers. Unlike metrology, there are no international standards for the measure of macro defects. You're looking for something that is wrong, a defect, an error in processing. Both Rudolph, and August have hundreds of man years of experience in this field. It's kind of like trying to learn from your mistakes, the more experience you have, the better off you are, experience counts.

And the combined experience of Rudolph and August will count even more. Both companies have applications personnel that when combined will be uniquely qualified to support this fast growing market. Both companies have automatic macro defect classification systems, combining Rudolph's yield view system's experience with August's Yield Pilot DMS Vision Systems (ph) experience is a unique opportunity to leverage our combined applications experience taking macro defect inspection data, and turning it in to information that can be used more effective per our customers.

Combined applications experience also leads to significant cross selling opportunities between the two companies. August has identified the opportunity to take back end inspection information and to feed it forward to improve front end processes. The Rudolph sales organization has years of experience selling tools in to the front end applications, and can use that information to leverage our combined sales activities. In addition, the Rudolph sales organization with their experience in macro defect inspection, will immediately be able to expand August's front end and back end sales activities.

After sales, of course, global support, seven days a week, 24 hours a day is demanded by our customers. Rudolph already has a global network that provides that kind of support for our customers. When combined with August, that network will be available to all of our customers. It's worthwhile to note that if you combine two or three or even four companies and none of them has a global support network, the combination still won't have a global support network. If you combine Rudolph and August, however, you'll have a company that has a world class global seven by 24 support network. That's leverage.

There are compelling and fundamental and operational reasons why the combination of Rudolph and August make strategic sense. This is not just a combination of two companies that happen to be in the semiconductor space. The combination will be better equipped to delivery leading edge technology to our customers. The combination will be able to leverage our combined applications and selling experience in macro defect inspection. And the combination will have a world class global customer network, able to support its growth in the rapidly expanding macro defect inspection market.

Now, Paul, perhaps you'd like to talk about where we are in trying to put this combination together.

PAUL MCLAUGHLIN: Thank you, Nathan. As you know from the press releases, although we already have a confidentiality agreement in place for our discussions, August has asked us to sign a new confidentiality agreement. We signed the new agreement they provided us, minus provisions that would prevent us from enhancing our offer, or continuing communications with shareholders of both Rudolph and August. The provisions on confidentiality in both our old agreement, and the new one we signed are no less favorable to August, than the provisions we are told in the agreement with Nanometrics (ph).

Here's the real crux of the situation. August has taken the position that even in private, confidential discussions based on favorable due diligence, all in the face of a new offer from Nanometrics (ph) we would be prohibited from enhancing our offer. Obviously, we are not comfortable with agreeing to such provisions that we would remove our ability to enhance our offer as appropriate. And it is only compounded by the fact that we could not inform shareholders of our desire to enhance our offer. We do not see the benefit to August shareholders of such restrictions.

Let me now give you an update of what has been going on over the last 12 days. We have tried, on many occasions to contact the August management team and we have used every available channel. However, we have not yet entered into discussions. We have been trying numerous avenues to begin discussion with August, and although none has yet been successful we intend to keep trying. We are willing to get together with August under the confidentiality agreement which we signed last week or to sit with them to discuss revised terms for a new confidentiality agreement that would address our specific issues. We are confident that we can craft a compromise acceptable to all parties if given the opportunity. We remain committed to pursuing a transaction with August, and we believe the merger we have offered is compelling for the shareholders of both Rudolph and August. And we are hoping to have the opportunity to sit with August and reach a definitive agreement.

Now that we've updated you regarding our out standing offer to August, we will get back to the purpose of this earnings call. And we will now open the lines for questions on our earnings release. We will not be taking questions at this time regarding our offer for August.

Operator: Thank you. The floor is now open for questions. If you do have a question, you may press star then one on your touch-tone phones. If at any point your question has been answered, and you'd like to remove yourself from the queue, you may do so by pressing the pound key. We do ask that you please pick up your handset while posing your question to minimize any background noise.

Our first question is coming from Suresh Balaraman of ThinkEquity Partners.

SURESH BALARAMAN, THINKEQUITY PARTNERS: Yes, good afternoon guys. Paul, many of your peers seems to have a sharp fall off in orders in calendar Q4 ranging from 20 to 50 percent sequential decline. And I'm wondering if for you guys are you seeing such magnitude declines in orders, if you can give us some qualitative insights that will help. Because I'm wondering is it simply a matter of delayed revenue recognition but the June quarter will see it, rather than the March quarter? Thanks.

PAUL MCLAUGHLIN: Good question, Suresh. I tried to give a little color on that for the fall. I was very, very concerned when orders fell off in October and November. But then, a couple of our major customers indicated some (north windage) to their capital equipment budgets and December was very, very good. And that continued on in to this year. That makes more optimistic for the year. I think the 2005 year is perhaps, I think, you have said it in a couple of your pieces, on -out on Wall Street, that the first couple of quarters may be difficult. And I think, several of you in the audience have felt that the second quarter may be more difficult. That could be.

Having said that, though, I don't believe we're heading south in terms of a market that's like we experienced just a couple of years ago. The slope of that curve down is not there. In fact, we're guiding sideways motion. So the qualitative spin on that Suresh is, I'm a lot more optimistic than I was in October and November when the cloud started to darken over the order book and we had lots of people making negative comments. That has changed. And I think there's been some real momentum by some of the big players in the field to make sure that they get the word out that they're sticking with their capital budget. And that has worked for them as leaders in their particular space, so that's good for the whole industry. And it's good, particularly, for Rudolph. I hope that answers your question, Suresh.

SURESH BALARAMAN: Yes, that does. And can you give us what the backlog was at the end of the year. This was something you put in your 10-K anyway.

STEVE ROTH: Yes, the backlog ended at 22.5 million, which was about a quarter's worth, but as Paul mentioned, it's expanded beyond that so far this year.

SURESH BALARAMAN: Great, thanks guys.

OPERATOR: Thank you. Our next question is coming from Peter Kim (ph) of Deutsche Bank.

PETER KIM (ph), DEUTSCHE BANK: Hi, thanks for taking my questions. I have a question regarding a customer of yours that recently selected a competing product for copper metrology. And I was wondering if this was a loss after a head to head competition? And what your perceived competitive threats are?

PAUL MCLAUGHLIN: Good question. The tool you're referring to is the AMS 3300 and it was - what it was is this is a German based fab. And they have been there before. And it - this tool was qualified on ECD, their tool for copper, in their fab 30 line. And it's the same application in fab 36. They do not - that particular tool does not show any capability or any barrier seed stacks. And we continue to be used for those front end of the line 90 nanometer node applications at that particular facility.

Having said that, that application is good for a single layer, and particularly if you're willing to do monitor wafers. And I think because, I'll be very honest with you, the price of the tool is substantially below the price of the MetaPULSE, and we're not in that particular - while the MetaPULSE can do that single layer, if that's the only layer you want to do, they have a cheaper approach.

PETER KIM (ph): Great, thank you. Can I ask a second question regarding your Japan operations.

PAUL MCLAUGHLIN: Sure.

PETER KIM (ph): Now, there's some feeling that Japan may be slowing down. And I was wondering if that's going to have an impact on your gross margin recovery. Do you expect gross margins to recover within the next quarter or two?

PAUL MCLAUGHLIN: Steve.

STEVE ROTH: Yes, based on the signs we have now, we've made, I think, I have said in my comment, you know, the team just started October first, and I think they've made some great strides. So, you know, I said we have a couple of quarters, I think we're going to have this transition cost mentioned on previous conference calls where we've kind of doubled up on headcount from the standpoint that we have transition people and we're hiring our own guys at the same time. So I expect it to be a couple quarter phenomenon, but I expect it to clear out after that.

PAUL MCLAUGHLIN: Actually, it's proceeding a little bit faster than we had originally estimated. I'm cautiously optimistic that it will be our timeframe and providing things continuing - there has obviously, there's been talk of softness in Japan. A couple of customers have, I think, pushed their purchasing requirements out. We have been fortunate to get out of the gate quickly this year with customers there now, and we're forecasting that to continue. So I'm not of the school that Japan will have a bad year. I'm of the school that Japan will have a good year.

PETER KIM (ph): Thank you very much.

OPERATOR: Thank you. Our next question is coming from Stuart Muter of RBC Capital Markets.

STUART MUTER: Thank you. Good afternoon. A couple of questions, first for Paul or Steve, how big was macro defect in this quarter.

STEVE ROTH: Let me give you the sales breakdown, Stuart, because I'm sure it's going to come up anyway. It actually hasn't changed much over the previous quarters. I think you could use like 50 percent metals, 25 percent transparent, 10 percent, you know, inspection macro defect, and the rest is the foreign service and other.

STUART MUTER: Right. Thanks, Steve. And Paul, maybe you could talk a little bit about sources of geographical strength in Q4 in terms of orders, perhaps.

PAUL MCLAUGHLIN: OK. I think, carrying late in the year, the big things were big customers in Korea, and big customers here in the United States on the West Coast. We had particularly bullish comments going forward, and advanced plans in those two areas. I think, Stuart, also, you can look at a couple of the, I don't like the word second tier, but smaller foundries is a better way to look at it, in Taiwan, indicated they're continuing on. They have raised some significant money to continue on. And they are proceeding with their expansion plans. You know, the kinds of people, the (Promo's) and (Win Bond's) and people in that category that we're talking about. I believe they have been very public in their statements that they're going to continue. And we have seen no stopping that. So that's where I'd say our particular strength is.

In terms of macro defect, there's been some strength in Europe, and there has been some strength in Taiwan, and also here in the United States. But as I think I cautioned before, we will ship tools and we've started to ship tools that will not get, because of revenue recognition as we ship this quarter, they will, in fact, come in to play in terms of our P&L second quarter this year at (INAUDIBLE).

STUART MUTER: OK, thanks. And maybe if I could sneak one more question in. You guys guide for flat revenues but your earnings guidance is 10 to 12 cents, what's driving that? Is that just conservatism?

STEVE ROTH: Again, it's this overlap in the Japan operations, Stuart. You know, it's just a function of if we hire these guys up faster, those costs come on quicker, we've got train these guys up, so our overlap period actually expands the faster we go. So just a little question on the timing of when those costs come in.

STUART MUTER: OK, thanks very much.

PAUL MCLAUGHLIN: Thank you, Stuart.

OPERATOR: Thank you. Our next question is coming from Ali Irani of CIBC World Markets.

ALI IRANI, CIBC WORLD MARKETS: Good afternoon. Just looking a little bit at the segmentation of both the bookings, as well as the markets, it seems that you're getting two particular customers driving the business but also a little bit of breadth. I'm wondering if that's been true in the first quarter as well, and whether you're getting some increased activity in terms of quotes for short lead time delivery? And if that's equally across all of your product segments, or if it's primarily in one area.

PAUL MCLAUGHLIN: Let me answer the last one, on the short lead time. I think we're seeing more and more of that. We have got a number of, and this is why we were a little nervous in the fourth quarter, is we received a number of letters of intent and then, when the booking comes you only have a short period of time to do it. And we were getting nervous with the market going, lots of signals from people in Wall Street saying it's going to be a real bad year, and the Data Quest numbers looking at pretty down in '05, that some of these letters of intend would not actually turn in to orders. They, in fact, have. And the breadth of knowledge, the breadth of the market is, I think you could look at Korea, and Taiwan as being strong, strong areas for us. And that is continued on in to this first quarter.

ALI IRANI: When you look at the business, the quarterly business, how much of it is turns business? And, you know, how much dependency would you still have either this quarter, or the next quarter, by the time you go through the quarter to make the numbers?

PAUL MCLAUGHLIN: OK. A good question. Obviously, I would like - we have, as Steve mentioned more than a quarter significantly at the moment of backlog at the moment. But during - it's been my experience having lived through six or seven of these downturns now, as you get in to times when the customers are uncertain, while you may have a four or five month backlog, you're always suspect that it will push it out to the right. So we tend to track it and take a conservative posture toward that. And that means that you will count on some modest turns business in the quarter. Obviously all of your servicing parts can say things like, our turns business, our branch offices, all have their own P&Ls that they operate on all over. And we see strength in any given month in Korea one month, in Singapore the next question, in Dresden, Germany, another month that kind of thing.

So those things are turns business, and we have a pretty good handle on that, and it's - that doesn't bury too much. Steve, what's the rough number on that on a quarterly basis on servicing.

STEVE ROTH: It's about 15 percent.

PAUL MCLAUGHLIN: About 15 percent that's in that space.

ALI IRANI: OK.

PAUL MCLAUGHLIN: And so we go into the quarter pretty strong. But knowing - having been - a lot of experience in this business of so many years, I'm always nervous that come mid March the guy who's getting a tool on March 31st says, hey, can you push it out to July? And now that you don't have orders to pull back in but you might not at that late date. So that's why there is a caution here in my voice to say that it's sideways.

ALI IRANI: OK. Great. And then, in terms of the products driving the bookings, especially in the recent weeks, is there anything in particular that has been the strong driver?

PAUL MCLAUGHLIN: Memory.

ALI IRANI: I mean in terms of your own platforms. MetaPULSE.

PAUL MCLAUGHLIN: OK, in terms of our own platforms, MetaPULSE continues to get the - I think we wanted to talk a little bit about the fact that we're seeing as some of the major, read that as two out of the three guys right now are pushing copper for memory applications, at least at the R&D level, which would be in my judgment something that really could ignite copper. Copper has been from our perspective a disappointment in the slope of the ramp. But as I tried to say in my prepared comments it's not if, it's when, and it will happen. So I think we're seeing that.

We're also seeing bookings that we will ship but not get a count for which are in the macro defect inspection area. We're getting some very, very good - lots and lots of samples in the area of macro defect on our wafer view team. And I'm surprised, but I'm very pleasantly surprised that in the back end we introduced the bump tools, and that has got a little more traction than I thought because Rudolph has not historically been known as a back end kind of company. And this has surprised me, the excitement, and the number of wafers we're doing in that area as well.

ALI IRANI: Just a quick follow up on that, a long time ago we used to talk about, you know, a number of MetaPULSE's and advanced fabs. Looking at these customers that are scaling out large 300 millimeter projects, do you see that unit population higher in these new 300 millimeter fabs than what you were seeing six to 12 months ago? Or is it still the same?

PAUL MCLAUGHLIN: Well Ali, it will depend on whether it's logic or memory. The memory fab will be less, obviously, fewer levels. Ours a function of the number of levels. And, I think, we have been vocal on it six to nine tools per normal would be about what we'd expect. There are very few people that have gotten to that point. I can count them on one or two - one hand and have a couple of fingers left over.

But I would - did say that we do have like 30 customers who were doing this. When it turns, I expect more people to get inline with what the memory mix is of what the logic is. So that's what - does it get up to six to nine, or does it stay at four to six. We'll have to see how that goes. Because right now, we haven't really got memory customers on board yet with anything other than our aluminum tools. They're all - if you walked into these - the number one memory manufacturer in the world, and you will see lots and lots and lots of MetaPULSE tools, they're all aluminium. But they have now started to initiate work in the advanced areas of copper metallization for the 16 nanometer note. That's what they're talking about. And it was an original talk that it would be at 90 and then 70, and but it's - it hasn't happened, but recently with the excitement at the R&D level for the use of copper and memory, I'm more bullish now than I have been in a long time that memory will come around sooner rather than later.

ALI IRANI: Thank you very much, Paul.

PAUL MCLAUGHLIN: Thanks, Ali.

OPERATOR: Thank you. Our next question is coming from Bill Lu of Piper Jaffray.

BILL LU, PIPER JAFFRAY: Yes. Hi, there. Good afternoon, guys. Can you hear me OK?

PAUL MCLAUGHLIN (?): Yes we can, Bill.

STEVEN ROTH (?): Yes. You're fine, Bill.

BILL LU: Great. Just a couple of questions. First of all, Paul, I think you talked about the 20 percent operating margin-type goal going forward, the peak of the cycle. What would be the revenue run rate for that?

PAUL MCLAUGHLIN: OK. Let me give you some guidance on that, Bill, the way we look at the world. Revenue run rate, you perhaps recall a couple years ago at the $30 million a quarter rate, we brought home 29 percent at the operating line.

We are forecasting our model cost (ph) for mid 20s. We think we have to get at the 30 level to do that. As you know, we reported a quarter substantially below that right now, 23 million.

So we are a little bit distance away. We think we have to be close to 30 to get mid 20s. There are obviously a couple ways to get that, one is through acquisitions. Another one is through the copper market taking off. Another one is to have our macro defect begin to pick up the pace, which it's doing right now.

Another one is our new S (ph) Ultra tools, the transparent tools, which we started to ship in quantity for the first time this year in the fourth quarter. So that's - those are the areas that I think we can leverage our way towards 30, but that 30 million a quarter is sort of a magic number, is it not, Steve?

STEVEN ROTH: Yes. No, we've used that because it's consistent with how, again, as Paul mentioned, that we hit it on our last peak. And so the only thing I would add is, you know, the model's a little bit different because we're, you know, a lot different company from that time back in first quarter 2001.

We've added, you know, these are back (ph), two new anchor (ph) stores since that time in both the macro defect and our integrated. So obviously we're investing in each of those product areas wherein last time we were effectively investing in the - or just the metal and the transparent.

So we stick with that $30 million number but that's kind of the changes in the model overall.

PAUL MCLAUGHLIN: And affectionately, Bill, as much as I love Washington, D.C., Sarbanes-Oxley is going to add a point or two.

BILL LU: Yes.

PAUL MCLAUGHLIN: Whether we like it or not it's part of the game. The expenses, we - obviously we had a bubble. We're through that process. But having gone through that bubble, we still don't know what the ongoing rate will be. Am I right, Steve?

STEVEN ROTH: Yes. That's still tough (ph) to say. So we'll see how it shakes out for going forward. We would expect it to be less because obviously put the initial investment in, but it's tough to figure out exactly what that's going to look like in 2005.

BILL LU: OK. And then sort of a related question to that for Steve, I guess. If I look at your gross margins past the first quarter, you know, at what point does the dependence (ph) side go away, and also, you know, as you look at your macro defect information (ph) product line, you know, can we expect some improvement in margins with your proven (ph) manufacturing also?

Just how big (ph) a volume going forward?

STEVEN ROTH: I think I might have missed the first part of your question, Bill, but the macro defect side, I think, you know, the macro defect margins are very attractive. They're kind of in between our metals tools, where we obviously dominate that space, and the transparent side, which is obviously a lot more competitive.

Macro defects is a new market. So I'd say the margins are kind of in between our historical averages. So that will be a good business for us, and obviously as volumes pick up that just obviously helps, you know, get it down to the margins.

But I missed the first part...

PAUL MCLAUGHLIN: Let me see if I can hit the first part of that question, and Steve, correct me if I'm wrong. When we're talking about the Japanese operation and the expense level, we announced that we have a very close working relationship with Tokyo Electron, and we have a transition period that extends up to 18 months.

And if you were to - the slope of the expense curve goes down over the 18 months. We're already through a quarter and a half of it already, and we may actually accelerate the steepness of that slope down.

But because of our good working relationship, we are sharing facilities. We are doing that. But each quarter it comes down. I would expect that it becomes somewhat dominimous (ph) and would mean by the end of this year we'll have picked up a few gross margin points, a couple anyway, Steve?

STEVEN ROTH: Yes.

PAUL MCLAUGHLIN: Am I...

STEVEN ROTH: Minor (ph).

PAUL MCLAUGHLIN: ...yes. At least a couple by the end of the year. Now obviously if things don't progress as fast, we can't keep the pace up with what we're doing in Japan, it will slow down.

But I don't think that'll be the case. We're - Rudolph's been around Japan a long time. We have over 600 tools established in Japan. We have a very, very strong operation, and we're transitioning a lot of these people who have known Rudolph for many, many years into the Rudolph fold, and it takes time over there.

But I think it's going to go faster than our 18 month schedule originally. So we'll see the gross margin improve faster than we had originally thought.

BILL LU: OK. Thanks. One last question, if I may. I think somebody asked you earlier about AMS (ph)?

PAUL MCLAUGHLIN (?): Yes.

BILL LU: You know, my question is they're actually focusing less on copper now than, say, six months ago. Would you agree with that?

PAUL MCLAUGHLIN (?): Yes. Most definitely. Most definitely. That's just not there (ph) today. They're looking at a different approach going forward. That is correct.

BILL LU: OK. Thanks.

OPERATOR: Thank you. Our next question is coming from Robert Maire of Needham & Company.

ROBERT MAIRE, NEEDHAM & COMPANY: Yes. Can you give us a little more granularity in terms of orders? By saying moving sideways, is that implying that you're suggesting orders are going to be flat Q1 - March quarter over December quarter? And, you know, how is December compared to previous quarter?

And maybe can you give us a little more granularity on that, if possible?

PAUL MCLAUGHLIN: Yes, Robert. The fourth quarter was all December. It wasn't much in October or November, to be very honest with you.

In the sideways motion this quarter reflects my belief and experience in this business that despite having the backlog and our audit book being strong at the moment (ph) and well past a quarter's worth, you're always susceptible in times of customer uneasiness and people saying things are going sideways or down, that you can tend to have things happen negatively.

And as you know, Rudolph has historically tried very, very hard to live up to its commitments, and we have met our guidance on every quarter we have as a public company. We'd like to keep that so there is some conservatism built in there despite the fact that orders are getting better.

I hope that answers your question. It just, you know, rearrangement, your ability to meet higher numbers usually is easier to account for if the slope of the audit book is high and the business is getting better because people tend not to push stuff out. They tend to pull it in.

ROBERT MAIRE: OK.

PAUL MCLAUGHLIN: And if you lose a tool in mid March and you're three-quarters of the way through a tool for April delivery, you can pull that forward and make your number.

ROBERT MAIRE: Yes.

PAUL MCLAUGHLIN: In this kind of time period we're down-thinking. A lot of people are thinking things aren't going to be so good. That's harder to do.

ROBERT MAIRE: OK. So...

PAUL MCLAUGHLIN: We reflect that in our numbers.

ROBERT MAIRE: So assuming flattish orders in the current quarter is the way to think about it?

PAUL MCLAUGHLIN: I think Steve's already indicated we're north a little bit already in this first quarter.

ROBERT MAIRE: North.

PAUL MCLAUGHLIN: We're off to a very, very good start.

ROBERT MAIRE: OK. And getting back to some of your larger customers who've indicated higher cap ex budgets that we've all been happy to see, aside from the public announcement that they've made, what have you seen, sort of where the rubber meets the road in terms of tire kicking or increased activity out of these customers?

Has there been sort of back-up data, if you will, to support what they've sort of publicly stated?

PAUL MCLAUGHLIN: Good point. The answer to that is, in the case of the couple guys out of the top few that we deal with that have indicated naught (ph), they tend to be the longer term planners.

We get a forecast going forward, and what I'm seeing is a possibility of additions to that forecast rather than subtractions and push-outs to that in both of those cases. And they're usually very firm in both cases.

When they say they want a tool in June, they're not saying May and they're not saying July. It's June. I mean, they are very specific, the larger companies. And I think that holds for the big guy in memory, the big buy in logic and the big foundry.

They tend to be very disciplined in their thinking, they're disciplined in their planning cycles. It doesn't mean that they couldn't do something and you're always a little bit leery. But when you see backlog with those guys' names by it, you feel a little bit better.

Hopefully that gives you a little bit of granularity. Do you need anything else, Robert?

ROBERT MAIRE: Yes. Have you gotten, you know, orders beyond what you were, sort of had in the pipeline or had on the chalkboard for them, so to speak?

PAUL MCLAUGHLIN: In the case of the memory guy, yes. In the case of the logic guy, he's pretty solid. And we expected a good year in '05 and we're going to get one, providing something doesn't happen in their business.

Now we had seen most of the logic guys' timing and the memory guy was strong.

STEVEN ROTH (?): Yes.

PAUL MCLAUGHLIN: Strong, yes.

STEVEN ROTH (?): Strong business.

ROBERT MAIRE: OK. And one last follow up. In terms of copper rolling out to the memory guys, which we've also been anticipating with bated breath and I'm sure you're happy with, what sort of opportunity does that represent per fab? Is that a similar opportunity to a logic fab in terms of tool counts or whatever?

And is the roll out similar? Or would you expect, perhaps, a faster roll out given that, you know, the industry's a little more comfortable with copper process in general? What's your sort of takeaway on how that's going to roll?

PAUL MCLAUGHLIN: Let me have Nathan answer that. Nathan's got some insight to that.

NATHAN LITTLE, EXECUTIVE VICE PRESIDENT, RUDOLPH TECHNOLOGIES: I guess, Robert, you would hope that after the experience the industry's had with copper that the roll out was faster, but you know, given...

ROBERT MAIRE (?): No such luck.

NATHAN LITTLE: ...what you've (ph) gone through so far and that they're just starting with putting this into memory, it's a little bit early to project.

Number of tools per fab probably in the neighborhood of four tools per fab. Maybe not quite as many as in the logic area.

ROBERT MAIRE: OK. Great. Thanks.

PAUL MCLAUGHLIN: Thanks, Robert.

OPERATOR: Thank you. Our next question is coming from David Duley of Merriman.

DAVID DULEY, MERRIMAN CURHAN FORD & COMPANY: Yes. Another question along the lines of the memory manufacturers. Could you help us understand where, you know, flash versus D-RAM (ph), I thought the flash guys are using copper and do these numbers hold true for the flash guys?

And maybe split it a little bit more amongst the two different types of memory.

NATHAN LITTLE (?): I guess - I'd love to have the flash people using copper but they're not there yet. So we don't really see that as part of it. You know, clearly as long as they stay with aluminum we'll keep going after that. But copper's not there.

DAVID DULEY: So everything we're talking about memory for you is in the D-RAM (ph) area.

NATHAN LITTLE (?): Yes.

PAUL MCLAUGHLIN (?): Well, obviously we have flash customers. One of our major customers is a flash customer worldwide, and you know of our strength in Japan has always been that the joint venture over there that it's consistently purchased tools from us.

But realistically copper and flash, I think, is even behind the copper in D-RAM (ph). I think that's the case.

DAVID DULEY: OK. And who were the 10 percent customers during the quarter or the year, whatever disclosures you make in that area?

STEVEN ROTH (?): OK. Well, we normally - we had three customers that were over 10 percent, right? And our largest customer for the year, which I know it would be on our 10-K, you'll see in the mid to low 20 percent range for the year.

DAVID DULEY: OK. So these numbers are for the year, and there was one customer that was mid to low 20 percent and then what were the other - what was the other, the

STEVEN ROTH: The top two customers are about that low to mid 20 percent range, and then the next customer actually is just around the 10 percent level.

DAVID DULEY: OK. Thank you.

PAUL MCLAUGHLIN: Thanks, Dave.

OPERATOR: Thank you. Our next question is coming from Christina Osmena of Jeffries & Company.

CHRISTINA OSMENA, JEFFRIES & COMPANY: Hi. I just wanted to touch upon again this question of the DRAM companies using copper. A lot of the DRAM companies that are manufacturing DRAM in their fabs are also manufacturing nanflash. So, how are they going to work out rolling copper on DRAM if they're manufacturing now in aluminum, or is this kind of exploration of using copper and DRAM something further out, like 45-nanometer?

PAUL MCLAUGHLIN: Well, I thought it was at 45, but I'm seeing the applications come closer to 60. I think that's what we're seeing. And that's was what I was trying to indicate that, Christina. I'm seeing that these are one big memory fab here - a memory customer here in the United States that has really been quite vocal about their push to the copper side of the house. And, of course, there's another major one in Asia that is perhaps - leads the pack in that area.

While it is exploratory and there's been no commitment on their part as to what generation and how, when and why they're going to roll it out, we've seen more activity in that level. And we had not expected that. And that's a good sign for Rudolph. So, I'm very, very encouraged.

And my hope is that having grown up in this industry where DRAM used to be the technology leader, I think if you get DRAM behind copper I think it may ignite a fire in the whole industry to solve some of these nagging yield issues on copper processing. Copper processing still remains an enigma to many manufacturing, an enigma by being that the yields are not where you'd like to be. And so, the advantages of copper, which are high speed and low power, you don't get the full advantage if your yields aren't there.

So, that's - I think with more people working on it and people with the intelligence in group technical skills of those memory guys, I think it may ignite the business. And that could be wishful thinking, but I'm seeing that right now.

Anything, Nathan? OK.

CHRISTINA OSMENA: Well could you give us the copper-aluminum spread in your metals business? Do you have it?

STEVEN ROTH: Yes. For the year?

CHRISTINA OSMENA: For the quarter, please.

STEVEN ROTH: For the quarter? Actually for the quarter copper was about 90 percent of the metal business.

CHRISTINA OSMENA: Wow. Do you think that that's a permanent shift there or it's just maybe a one quarter type thing and we revert to some sort of more of a normalized mix next quarter?

STEVEN ROTH: I don't think it stays at 90 percent.

NATHAN LITTLE (?): Yes. It was a function of timing of who was taking what.

PAUL MCLAUGHLIN: I mentioned earlier that several second tier type fabs in the foundry business head down a path of their expansions they would not lead into the copper bucket. They would stay with aluminum type things - Europe and Asia both. Though, having said that, you're going to continue to see our MetaPULSE aluminum tools get - continue to get significant traction in memory for the foreseeable future. It will not be 90 percent copper and 10 percent aluminum.

CHRISTINA OSMENA: Could you characterize the mix of the kind of increased amount that you saw the end of December, beginning of this month - or beginning of January - excuse me - by copper versus - or metal versus transparent? Was there one that was much more?

PAUL MCLAUGHLIN: Well, I think transparent was particularly strong as well. In the order book - I don't have any of that data. Let me see if I can - it's got both - there's the larger component, which is copper in the MetaPULSE area, and then we had some strength in the - our new tool - our new S-Ultra tool in the transparent area. But early on in January and up to today so far we've seen strength in both product lines in the foundry business, both product lines in the transparent as well as the metal. And we're also seeing some macro defect business at those levels as well. So, I think it's across the board. We had strength in all of those areas.

That's what makes me be more bullish this year, Christina, than I think a lot of my peers are and some of the prognosticators are. I think I'm more bullish because I'm seeing it across the board.

CHRISTINA OSMENA: OK. One of your competitors talked about receiving a large order for integrated Metrology for OCD. And this is being integrated onto a track system. There's only one large track supplier. It looks like they're showing an inclination to adopt integrated Metrology. Are you seeing that in your macro business as well?

PAUL MCLAUGHLIN: To be very honest with you, no, we have not - there's obviously - we're out sampling. We've got lots of product out there and we're dealing with a lot of customers on it. But is there a big surge in integrated? I think it'll be spotty when a guy determines he wants it he'll get an order for 20 tools - 20 integrated modules at a couple hundred grand apiece or whatever the selling price is.

So - but is it going to be a dominating market? I don't think in the near future. It may be downstream a little bit, but it'll be - the way Rudolph uses it, we use the integrated piece as a differentiator and a pull together the integrated with the stand-alone macro defect in a lithography cell, driven all by our yield use server. We're able to match the performance on the i-MOD with the performance of the stand-alone tools. And that's a real strength. And we're the only ones in the industry who can do that.

But, honestly, how many people will go that route at this stage? I'm not sure. We're doing lots of samples, but I would've thought it would've taken off faster than it had. It has not done that. I'm optimistic it'll be good, but I don't - I'm not as bullish in the short-term.

CHRISTINA OSMENA: OK. And finally, your quarter ending headcount, please.

STEVEN ROTH: Three hundred twenty-seven.

CHRISTINA OSMENA: Thank you.

OPERATOR: Thank you. Our next question is coming from Gerry Fleming of WR Hambrecht.

GERRY FLEMING, WR HAMBRECHT: Yes. Hi, Paul and Steve. Steve, first of all, what's your tax rate guidance for the coming year?

STEVEN ROTH: I would use probably about 25 percent.

GERRY FLEMING: OK. And then could we go back to this order issue? Semi reported front end book to bill, I think, of about .95 to one. How did you stack up relative to that?

STEVEN ROTH: With January we were north of that.

GERRY FLEMING: No, for the three months - for the quarter.

STEVEN ROTH: Backend loaded - I don't think we were there. Point nine-ish, about where the industry was. And it was all December.

GERRY FLEMING: OK. I'm curious because I thought your book to bill had been running a bit above one to one, and yet your backlog was down a bit over $5 million for the year. Do you report gross orders? And if so, were there push outs in the quarter?

STEVEN ROTH: No. We've never really given out gross orders, Gerry. We said it a number of times in that our largest customer can really skew out one of our quarters. And, therefore, we don't consider that very indicative of quarter to quarter. We've always given qualitative guidance out, but we've refrained from giving out individual or quarterly amounts.

GERRY FLEMING: I'm curious about the decline in the backlog.

PAUL MCLAUGHLIN: I think it came about in the - we thought we'd have a stronger fourth quarter. We thought we could do much better.

STEVEN ROTH: I think it effectively materialized in the first - in this quarter that we're in now.

GERRY FLEMING: OK. Thank you very much.

PAUL MCLAUGHLIN: Thanks, Gerry.

OPERATOR: Thank you. As a reminder, if you do have a question, you may press star, then one on your touch-tone phone. Our next question is coming from Neil Gagnon of Gagnon Securities.

NEIL GAGNON, GAGNON SECURITIES: Good afternoon. Paul, how big will Japan become for the company? And how important will that be as a focal point for the rest of Asia?

PAUL MCLAUGHLIN: Let me answer it in two ways. How big will Japan be? Japan is still a - they've got a half a dozen very large customers in that we've had long-term relationships with. A couple of them have merged there, going forward into joint ventures. As you are well aware, Sony has Toshiba. We used to do a lot of their PlayStation work. And there's joint ventures there. Alpena's (ph) another one. Renaissance (ph) is another one.

The mode of business - the business model in Japan has changed. But I think we had - I believe we were at 20 - at one time we were

STEVEN ROTH: We've been up in the 20 percent historically in the past, but then obviously in the last couple years Japan's suffered a little bit. So, now they run around maybe 10 percent.

PAUL MCLAUGHLIN: I think we could get it back to 20 now that they have decided - I think in the analogy I'd use, Neil, is back in 2000 I could name you seven customers who spent over $1 billion on capital equipment. And for 2001, 2002 and 2003 there wasn't a single guy who spent over $1 billion. They're now coming back. I think you're going to see that, but they're going to do it in joint ventures and partnerships, and it's going to be a little bit different. So, I think that's the difference.

And how important - the second part of your question - how important is it going to be to us in Asia, I think the balance of power is strong in Japan, but not overwhelming like it was in prior times. When I grew up in this business there was Japan, Japan and Japan, Inc. That is different now - Korea very, very strong. Taiwan has carved out its own niche in something that's growing very nicely called the foundry business. And I'm sure we're going to see more than 25, 30 percent of all semiconductor capital equipment sold to foundries in a very short period of time. The business model makes sense because of the cost structure.

China - that will come on. I think it's going to be a little slower, so you can't ignore it. I think there's a couple players in China that you must stay close to. And, as you know, this past year we strengthened our infrastructure there by expanding from our - just our Shanghai operations to opening up an operation in Beijing to support a local customer there.

I think that'll all be important. It's a round about way to answer to you. While Japan is important it will not be the sole good reason Asia is strong.

NEIL GAGNON: OK.

PAUL MCLAUGHLIN: I hope that helps you out, Neil.

NEIL GAGNON: That's good, Paul. One other question. On orders early in the quarter is this unusual and also the early part of the year?

STEVEN ROTH: I don't think so, Neil. We thought some of that stuff was going to happen in the fall, and then we got real nervous in October and November when the order book - the cupboards were bare, running - it was much - significantly below which we had forecast. But then it came back again and it just carried over into January.

NATHAN LITTLE (?): It also may reflect a little bit of initial hesitation during parts of last year as people were trying to get their financing in line. And orders that we might have seen in the fourth quarter last year that might have helped our backlog, my opinion, a couple of those at least, probably ultimately the paperwork ended going through in January. So, it may be unusual in that regard, and it just happens in terms of people approving funding that it's slopped over into the first part of this next quarter. I don't think it's a trend.

NEIL GAGNON: Last question, ex anything that you do in the acquisition area, what might happen to your headcount for the first half of '05?

PAUL MCLAUGHLIN: I think we're forecasted, since our model is relatively outsourced, are very highly outsourced, to be relatively flat. We do not see an up tick even if volume continues to go up, because we've made some significant improvements. We adjusted the size of our payroll last fall in anticipation of a flat movement or even a down movement. So, we might get a little bit, but not much, Neil, not enough to worry about.

NEIL GAGNON: Thank you very much.

PAUL MCLAUGHLIN: OK. Thank you. Nice talking to you.

OPERATOR: Thank you. Our next question is coming from Christine Kim (ph) of First Albany Capital.

AUGUSTE RICHARD, FIRST ALBANY CAPITAL: Hi. This is Auguste Richard.

A little bit - could you talk about your transparent business and your expectations for this year on how that's going to grow?

PAUL MCLAUGHLIN: The transparent business is about 25 percent of our business this year. And so, you can read where that is in terms of an $80 million, $85 million company. That's pretty easy to roughly get that. And then there's a chunk in service, et cetera. So, roughly 25 north percentage.

I actually believe that's our heritage business. And right now obviously we have a couple major customers who have committed big time to us. We expect to get others now with our release of the new Advanced Gate system called our Ultra-II that does the gate stacks. I tried to mention a little bit about it in the prepared release, Auguste. I'm cautiously optimistic that that will get us some more traction and transparence.

We've always been strong in the very ultra thin gate. Now, I'm talking the 15 angstrom gate kind of stuff - 10 to 15. This is what this new Ultra-II product line in fact does. It has got a system to handle a very unique way that we've handled the patented approach using a microwave to do molecular airborne contaminant removal before the measuring process, which I think is an industry-leading approach to do that. Those are now shipping. And I think that some of those things, combined with the DUV reflectometry capability and temperature stability that we offer in the new Ultra-II will get us more traction in that part of the market. So, I'm bullish on this this year going forward.

Will it be a metals business? No. Will it be as much as macro? We'd like to believe macro will come up for that this year and maybe even surpass it. We're getting lots and lots of good report and support on macro defect inspection.

AUGUSTE RICHARD: And then, again, back to the transparent business, the new Ultra-II is that aimed more towards high K gates or just the thin gates that are going to be the next-generation?

PAUL MCLAUGHLIN: Thin. It's geared for the thing. Obviously in the high K, depending if you're going to metal and the thickness, you drift into the MetaPULSE.

AUGUSTE RICHARD: OK. So, this tool is primarily targeted to the 65-nanometer node?

PAUL MCLAUGHLIN: That is - well, yes, 90 for sure, but yet the customer can use it at 65. That's the way it's teed up. That is correct.

AUGUSTE RICHARD: Right. And then at 45 people are going to have to switch to the MetaPULSE.

PAUL MCLAUGHLIN: Well, we're not so sure. We have a program going right now with Nanotech in Europe. It's a research group in France that is trying to do that with our transparent tool. So, the jury's out on where it's going to be at 45, Auguste, but obviously the metal will do it for sure.

But, having said that, there's people who are willing and trying to do - to use the transparent technology. And they particularly like the fact that we have multi-wavelength laser-based lithometry (ph), which others don't have. That gives them a unique advantage at the very, very thin films, but the jury's still out on where that will go with the 45.

AUGUSTE RICHARD: OK. Got it. And then just flipping back to the DRAM question in copper, it's been clear that a couple leading manufacturers are adopting copper. It doesn't appear that the next three, if you will, are pushing into copper quite as hard. Do you have any thoughts on when sort of the next three of the top five kind of get with the program?

PAUL MCLAUGHLIN: Yes. That's a very good question. We're hoping they get embarrassed into it, but in saying, "Hey, I want to keep the pace, that I should be doing something in here." Obviously we still sell aluminum to them, but we would like them to move up to our more expensive product - obviously. I'm hopeful that they will quickly get on board when the other guys start shipping devices with copper on it. When does that come? I don't know, Auguste. You're closer to this than anybody. You could probably give me guidance on how that would happen. I'll give you a wish and a prayer that it happens soon after the top three do it.

AUGUSTE RICHARD: And then just as a final, you're not seeing anybody in NAND adopt copper - NAND as opposed to NOR.

PAUL MCLAUGHLIN: Nathan, I haven't seen it. I haven't

NATHAN LITTLE: No.

PAUL MCLAUGHLIN: I haven't seen any, Auguste.

AUGUSTE RICHARD: OK. That's what I thought. OK. Thank you very much.

PAUL MCLAUGHLIN: Nice talking to you.

OPERATOR: Thank you. Our next question is a follow-up from Suresh Balaraman of ThinkEquity Partners.

SURESH BALARAMAN: Paul, just a clarification regarding what Gerry was asking about the shipment and backlog. So, it appears that you shipped 89 million for 2004, given the delta of $5 million reduction in backlog. Is that the right number?

PAUL MCLAUGHLIN: Steve?

STEVEN ROTH: No.

PAUL MCLAUGHLIN: No. I don't think you can figure it out that way. Part of it is because we shipped tools that get hung up because they're - due to revenue recognition. The way to look at the revenue is the $85 million - $84 million, $89 millions. The shipments are north of that obviously because we shipped them tools that get hung up in the current liability side of the balance sheet, waiting for acceptance at customer sites because they're new tools.

What does that number come out, Steve? Do you have that there?

STEVEN ROTH: It effectively started the backlog, Suresh, because with the 27.7 beginning of the year, right

SURESH BALARAMAN: Yes.

STEVEN ROTH: and you know it was there at 22.5 at the end of the year. And our revenues for the entire year are 84.2.

SURESH BALARAMAN: Yes.

STEVEN ROTH: So, you can - back your way into your bookings number, but it doesn't come in. I thought you said - did you say 89 - 85? OK. Yes, it should be more like 85.

SURESH BALARAMAN: OK. So, 85 was the shipment number for the year?

STEVEN ROTH: About that.

PAUL MCLAUGHLIN: I'd have to get back to you on that. We don't have that number right in front of us, but it's not too dissimilar than that.

SURESH BALARAMAN: OK. Great. And the other question is given your comments on the flat first half and a somewhat of a decent ramp in the second half, it appears that this year could - this year, as in 2005, could well be a record year for you. Is that the way to read your comments?

PAUL MCLAUGHLIN: Well, we're close to where we used to be, yes. If a couple of these things happen in the metals area and the macro continues its current customer acceptance, this could be a good year and go past our $90 million number of a couple of years ago. That is correct.

SURESH BALARAMAN: Great. Thanks, guys.

PAUL MCLAUGHLIN: Thank you Suresh.

OPERATOR: Thank you. Our final question is coming is coming from Ali Irani of CIBC World Markets.

ALI IRANI, CIBC WORLD MARKETS: Thank you for squeezing me in. A couple of questions for you.

Just looking at your breakdown on mix of revenues, it seems your service revenues have been growing pretty significantly in the second half of last year.

I'm wondering if this is a trend, and whether we should expect those absolute service dollars to stay here or grow going forward. Is it in an installed base or specific platform factor, or a factor of the 300 millimeter fabs?

And then, one for Steve. On the tax rate change to 25 percent, I'm wondering if you could give us some color on what's driving that, and whether it's going to be sustainable into 2006 as well.

STEVEN ROTH: Go ahead.

NATHAN LITTLE: Why don't I hit the service part, if I can, give you some spin on that. Obviously, starting in October, we took over all the service part of Japan. So you can expect us to go up in the service revenue, by the mere fact that that is now not being performed by Tokyo Electron, but in fact is being done by Rudolph Technologies Japan KK.

ALI IRANI: And, Paul, are the margins in that service business comparable to the overall corporate average?

PAUL MCLAUGHLIN: Overall service margins.

ALI IRANI: OK.

PAUL MCLAUGHLIN: At service margins, parts being much better than service itself.

ALI IRANI: OK.

PAUL MCLAUGHLIN: And also, the other strengthening in that, of course, is one of our major, West Coast logic customers continues to want our full support even after warranty is out on a lot of their tools.

ALI IRANI: OK.

PAUL MCLAUGHLIN: So, that has kept that strong.

Will it go up higher? I don't think it'll go - percentage-wise, it will not, because I think the tool revenue

ALI IRANI: But in absolute dollars it sounds like

PAUL MCLAUGHLIN: In absolute dollars, it

ALI IRANI: it's going to stick around.

STEVEN ROTH: Yes, it'll definitely go up, Ali. It definitely

ALI IRANI: OK.

STEVEN ROTH: will (ph). Just the delta for Japan will swing it.

ALI IRANI: OK. And in terms of the tax rate, Steve, when you look at the changes, can you share with us what's driving - it seems you're pretty significantly below where you used to run a couple of years ago.

STEVEN ROTH: Yes, I think just - well, again, you've got to be careful, because depending on what period you are, back in 2001, it's all a function of pre-tax income.

But what's modeling into our number now is just the R&D credit, OK, as well as this new - there's a new manufacturing credit that just got instituted with the new tax format at the end of last year.

ALI IRANI: OK.

STEVEN ROTH: Those are the kind of things that are driving the lower number.

ALI IRANI: So, there's no reason to believe that's going to change in 2006.

STEVEN ROTH: Those credits will still be available in 2006.

ALI IRANI: OK.

Now, a couple of other questions for you, as well, just to try and get and some color here on the business structure.

Have you already taken into consideration the Sarbanes-Oxley costs? And I'm wondering if you could quantify for us what the Japan impact is to your SG&A going forward.

Is it, you know, a couple hundred thousand dollars, a half a million? What should we be looking for in terms of a notch up on SG&A?

STEVEN ROTH: OK. I'll take the last one first, I guess.

I'd say - you know, on SG&A, it's probably a two-point hit. You know, two, maybe 2.5 points. Somewhere in that range.

ALI IRANI: So about half a million - 400 or half a million.

STEVEN ROTH: A little higher than that.

ALI IRANI: OK. And then, if you look at your R&D, just looking at the levels, I mean, it seems you've come off of some of the programs you were investing in, if I look at the absolute numbers in the last two quarters of the year.

Is there anything in the pipeline that would see the R&D dollars reverse in the other direction meaningfully, other than at the pace of revenue growth?

STEVEN ROTH: I don't think so.

NATHAN LITTLE: Yes, there'll always be a little bit, possibly, as we gear up for SEMICON releases and things like that. But nothing, I would think, that's planned meaningful.

PAUL MCLAUGHLIN: Yes. I think you will see some exciting things from us in the next couple of months, in terms of releases in preparation for SEMICON West.

But I don't expect the expense level in R&D to be disproportionate, as it had been in the past, Ali.

ALI IRANI: So, it sounds like you're really running somewhere around 15 percent of sales.

PAUL MCLAUGHLIN: Our long-term model calls 15 to 17, and I would say we'll stay within that range this year.

ALI IRANI: Great. Thank you very much.

PAUL MCLAUGHLIN: Thank you.

OPERATOR: Thank you. I'd like to turn the floor back over to our hosts for any closing remarks.

PAUL MCLAUGHLIN: Anthony, thank you. And thank you all for participating in our conference call. And we look forward to speaking to you again soon.

Thank you and good evening.

OPERATOR: Thank you, and thank you, callers. That does conclude today's conference call. You may disconnect your lines at this time, and have a wonderful day.

END

ABOUT RUDOLPH TECHNOLOGIES, INC.

Rudolph Technologies is a worldwide leader in the design, development, manufacture and support of high-performance process control metrology and defect inspection systems used by semiconductor device manufacturers. The Company's products provide a full-fab solution through its families of proprietary systems, which are used throughout the device manufacturing process. Rudolph's product development has successfully anticipated and addressed many emerging trends that are driving the semiconductor industry's growth in order to enhance the competitiveness of its products in the marketplace. The Company's success in creating complementary metrology and inspection applications through aggressive research and development is key to Rudolph's strategy for continued technological and market leadership.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "would," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. Rudolph wishes to take advantage of the "safe harbor" provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Rudolph. Factors that could cause actual results to differ materially include, but are not limited to: (1) cyclicality of the semiconductor industry; (2) customer concentration; (3) introduction of new products by our competitors; (4) sole or limited sources of supply; and (5) Rudolph and August may not reach an agreement on a merger or the merger may not be approved by August shareholders. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Forward Looking Statements" in Rudolph's Current Report on Form 8-K filed on January 28, 2005 and under the heading "Factors that May Affect Future Results" in Rudolph's Form 10-K filed for the year ended December 31, 2003.  These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Rudolph does not assume any obligation to update the forward-looking information contained in this press release.

ADDITIONAL INFORMATION

Any information concerning August contained in this press release has been taken from, or is based upon, publicly available information. Although Rudolph does not have any information that would indicate that any information contained in this press release that has been taken from such documents is inaccurate or incomplete, Rudolph does not take any responsibility for the accuracy or completeness of such information. To date, Rudolph has not had access to the books and records of August. Investors and security holders are urged to read the disclosure documents regarding the proposed Rudolph/August merger, when they become available, because they will contain important information. The disclosure documents will be filed with the Securities and Exchange Commission by Rudolph. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Rudolph with the Commission at the Commission's website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from Rudolph by directing a request to Rudolph Technologies, Inc., One Rudolph Road, Flanders, New Jersey 07836, Attention: General Counsel.

INFORMATION REGARDING CERTAIN RUDOLPH PERSONS

 Rudolph is not currently engaged in a solicitation of proxies or consents from its shareholders or from the shareholders of August. However, in connection with its proposal to merge with August, certain directors and executive officers or Rudolph may participate in meetings or discussions with Rudolph shareholders some of whom may also be August shareholders or other persons who may also be August shareholders. Rudolph does not believe that any of these persons is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of proxies or consents, or that Schedule 14A requires the disclosure of certain information concerning any of them. Information concerning the directors and executive officers of Rudolph and a description of their interests in Rudolph is set forth in Rudolph's proxy statement filed with the Commission on April 20, 2004. As of the date of this press release, Rudolph does not beneficially own any shares of August common stock, and the directors and executive officers of Rudolph, in the aggregate, do not beneficially own in excess of 1% of August's common stock. If in the future Rudolph engages in solicitation of proxies from its shareholders or the shareholders of August in connection with a merger of the companies it will amend the information provided above as needed to disclose the information concerning participants in that solicitation required by Rule 14a-12 under the Securities Exchange Act of 1934.